April 20, 2015

Nicholas Panos, Senior Special Council Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Chesapeake Lodging Trust Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed March 3, 2015 File No. 001-34572

Dear Mr. Panos,

I am writing in response to your our conversation of April 20, 2015. For ease of reference, your questions are reproduced here in italic type.

1. Please provide support for your statement that the ability to amend bylaws by a vote of the majority of shares outstanding is an “important shareholder right.”

We have amended this statement to characterize it as a matter of belief (Supporting Statements, Item 1).

2. Please explain to us, with a view towards revised disclosure, how you have complied with Item 5 of Schedule 14A.

Our only substantial interest in the matters to be voted upon is our ownership of this stock (which we have fully disclosed), as adoption of the proposals would not benefit us in any way beyond their benefits to all shareholders. We merely disclose the information about labor relations to avoid anyone challenging the adequacy of this proxy statement, not because it constitutes a substantial interest in the proposals separate from our stock ownership. However, in an abundance of caution, we have edited this section to clarify that the two “long-standing labor disputes” are not at hotels UNITE HERE currently represents for collective bargaining purposes. Adoption of the proposals would not put an end to these labor disputes, nor would the end of the labor dispute cause the proxies gathered to not be submitted, so we do not believe more information about those disputes would be required either by Item 5 or by the general material information standard. Similar levels of disclosure by us were okayed by SEC Staff in our other proxy statements this year and in past years.

3. We note the disclosure in Section II. Proxy Voting and Section IV. Executive Compensation/Security Ownership in which you “incorporate by reference” the information contained in management’s proxy statement. Please advise us, with a view towards revised disclosure, of all instances in which the participants have relied on Rule 14a-5(c) to satisfy the disclosure requirements in Schedule 14A. Please note that a clear reference to the document containing the disclosure required by Schedule 14A should be provided in each instance in which you rely upon Rule 14a-5(c).

We rely on references to the company’s proxy statement in the following instances to satisfy the disclosure requirements in Schedule 14A:

Section II, Proxy Voting:

Company’s nominees for the Board of Trustees, Management’s proxy statement, p. 15-17

Voting Procedures, Management’s proxy statement, p. 1-6

Section IV:

EXECUTIVE COMPENSATION, Company proxy statement, p. 21-40;

SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS, Company proxy statement, p. 50;

SHAREHOLDER PROPOSAL RIGHTS, Company proxy statement, p. 52-54.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE